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THOMAS J. FRIEDMANN

thomas.friedmann@dechert.com
+1 202 261 3313 Direct
+1 202 261 3333 Fax

July 17, 2008

Via Facsimile and EDGAR

Christian T. Sandoe, Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: PennantPark Investment Corporation (the "Fund")
Registration File No's. 333-150033 & 814-00736

Dear Mr. Sandoe:

Thank you for your comments on June 18, 2008 regarding Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 ("Amendment No. 1") of the Fund filed with the Securities and Exchange Commission (the "Commission") on May 30, 2008. Below, we describe the changes we have made to Amendment No. 1 in response to your comments and provide the other information you have requested.

For your convenience, your comments are numbered and presented in italicized text below, and each comment is followed by our proposed response. The comment numbers correspond to the comments in our previous response letter, dated May 30, 2008, which we refer to as the "Prior Letter." To the extent that a comment affected similar disclosure elsewhere in the Registration Statement, we have conformed the other disclosure accordingly. The page references that we refer to in our responses are to Pre-Effective Amendment No. 2 to the Registration Statement ("Amendment No. 2"), filed July 17, 2008 with the Commission, which we are providing to you in hard copy. We are filing Amendment No. 2 in order to incorporate our responses to your comments, as discussed in this letter.

Unless otherwise defined in this letter, capitalized terms have the meanings given in Amendment No. 2.

Comment 1 (Refer also to Comment 1 in the Prior Letter): We note that the Fund has included in its registration statement on Form N-2 an undertaking not to offer transferable subscription rights to its stockholders at a price equivalent to less than the then current net asset value per share of common stock unless the Fund first files a post-effective amendment that is declared effective by the SEC with respect to such issuance. Please clarify in this undertaking that the Fund may only file a post-effective amendment to this effect if it is then qualified to register its securities on Form S-3 at the time of such filing.

Response: As requested, the Fund has revised the undertaking in the first paragraph under the caption "Description of our Subscription Rights" on page 85 as follows:

We will not offer transferable subscription rights to our stockholders at a price equivalent to less than the then current net asset value per share of common stock, excluding underwriting commissions, unless we first file a post-effective amendment that is declared effective by the SEC with respect to such issuance and the common stock to be purchased in connection with the rights represents no more than one-third of our outstanding common stock at the time such rights are issued. In addition, we note that for us to file a post-effective amendment to this registration statement on Form N-2, we must then be qualified to register our securities on Form S-3.

We also revised Amendment No. 2 to reflect this comment in the following places:

1)

the fifth sentence of the second bullet point on page 11 in the risk factor "Risks Relating to our Business and Structure - Regulations governing our operation as a BDC will affect our ability to, and the way in which we, raise additional capital"; and

2)	the third sentence of the fourth paragraph on page 73 under the caption "Determination of Net Asset Value - Determinations In Connection with Offerings."

Comment 2 (Refer also to Comment 4 in the Prior Letter): We note that you have modified footnote (4) of the Fees and Expenses table on page 6 of the registration statement on Form N-2 to explain that the Fund's capital structure as of March 31, 2008 provides a useful approximation of the Fund's interest payments and credit facility expenses attributable to the Fund's common shares. However, as the Fund intends to reduce the amount owed under its credit facility with the proceeds of this offering and believes that it will take months to draw down its credit facility for use in future investments, we are of the view that estimated annual expenses based on the Fund's capital structure as of March 31, 2008 may not accurately state the interest expense incurred by the Fund following this offering. Please revise this section to reflect estimated annual expenses based on the Fund's intention to use the proceeds of this offering to reduce amounts borrowed under its credit facility and provide an estimate of the interest expenses that the Fund expects to incur upon reborrowing such amount and/or using other sources of financing to make new investments following any such offering.

Response: The Fund has adjusted the "Interest payments on borrowed funds" to reflect that interest payments attributable to the Fund's common shares will be lower in the period following a successful offering of common stock or rights to purchase common stock if, as expected, the Fund uses all of the proceeds of such offering to repay debt. Such interest expense is displayed in the Fees and Expenses table as a percentage of the Fund's net assets attributable to common shares as of March 31, 2008. Accordingly, the Fund has modified footnote 4 on page 6 to read:

"Net assets attributable to common shares" equal net assets at March 31, 2008.

The Fund also has modified footnote 7 to read:

As of March 31, 2008, we had $105.5 million unused and $194.5 million in borrowings outstanding (including an $80.0 million temporary draw) under our $300.0 million credit facility. We intend to use proceeds of an offering of securities under this registration statement primarily to repay outstanding obligations under our credit facility. After completing any such offering, we intend to continue to borrow under our credit facility to finance portfolio investments and are permitted to do so under the terms of our credit facility. We have estimated the interest payments on borrowed funds to take this into account; however, we caution you that our actual interest expense will depend on prevailing interest rates and our rate of borrowing and may be substantially higher than the estimate provided in this table. For more information, see "Risk Factors-We currently use borrowed funds to make investments and are exposed to the typical risks associated with leverage."

We also revised Amendment No. 2 to reflect this comment in footnote 3 on page 33.

Comment 3 (Refer also to Comment 7 in the Prior Letter):  We note that you have revised the footnote (6) of the Fees and Expenses table on page 6 of the registration statement on Form N-2 to state that the incentive fees paid to the Fund's investment adviser relating to the Fund's net income are based on the Fund's performance, vary from year to year, are not paid unless the Fund's performance exceeds certain thresholds and exclude net capital gains. Please provide more detail regarding the incentive fees paid on the Fund's net capital gains.

Response: In response to the Staff's comment, we have revised footnote 6 on page 6 and footnote 2 on page 33 as follows:

The portion of incentive fees paid in respect of net investment income is based on actual amounts incurred during the six months ended March 31, 2008, annualized for a full year. Such incentive fees are based on performance, vary from year to year and are not paid unless our performance exceeds specified thresholds. Incentive fees in respect of net investment income do not include incentive fees in respect of net capital gains. The portion of our incentive fee paid in respect of net capital gains is determined and payable in arrears as of the end of each calendar year (or upon termination of the investment advisory and management agreement, as of the termination date) and equals 20.0% of our realized capital gains, if any, on a cumulative basis from inception through the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fees. As we cannot predict our future net income or capital gains, the incentive fee paid in future years, if any, may be substantially different than the fee earned during the six months ended March 31, 2008. For more detailed information about the incentive fee, please see the section of this prospectus captioned "Certain Relationships and Transactions-Investment Management Agreement" and Note 3 to our financial statements included elsewhere in this prospectus.

Comment 4 (Refer also to Comment 13 in the Prior Letter): We note your statement in your initial response letter that the Fund has no current intention to invest in the equity of private funds. Please clarify the extent to which the Fund may invest in the debt securities of private funds.

Response: With the exception of holding securities in money market funds, high quality debt securities maturing in one year or less, treasury securities and other cash equivalents, the Fund has no current intention to invest in securities of private funds. We are aware of the Staff's view that additional regulatory disclosure may be required for investments in other private funds. However, Section 55(a) of the 1940 Act does not combine investments in cash, cash items, government securities and high quality debt securities maturing in one year or less in the same basket as other investments in private funds. We believe that cash and cash equivalents were included as qualifying assets for business development companies because they do not present the same risks that arise in connection with other investments in private funds. Accordingly, we do not believe that additional disclosure is necessary with respect to such investments frequently made by the Fund.

Comment 5 (Refer also to Comment 15 in the Prior Letter): The third full paragraph describes the incentive fee payable to the Fund's investment adviser based on the Fund's pre-incentive fee net investment income.  Immediately following this paragraph, please provide a table reflecting the following:

The following is a graphical representation of the calculation of the income-related portion of the incentive fee:

Quarterly Incentive Fee Based on Net Investment Income

Pre-incentive fee net investment income
(expressed as a percentage of the value of net assets)

Percentage of pre-incentive fee net investment income
allocated to income-related portion of incentive fee

Response: As requested, we have included the table provided above on page 68 of Amendment No. 2.

GENERAL COMMENTS

Comment 6 (Refer also to Comment 16 in the Prior Letter): Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response: As requested, we have conformed revisions throughout the Registration Statement, as applicable.

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If you have any further comments, or if you require additional information, please do not hesitate to contact me at (202) 261-3313.

Sincerely,

/s/ Thomas J. Friedmann